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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8-66720

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/06 (MM/DD/YY) AND ENDING 04/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Campbell Lutyens & Co Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
320 Park Avenue, 28th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr Chris Davidsson 212-223-1798 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

PROCESSED
JUL 06 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
160 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

AFFIRMATION

I, Chris Davidsson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Campbell Lutyens & Co Inc. (the "Company") as of April 30, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] Jun 21, 2007
Signature Date

President
Title

Subscribed and sworn to before me
on this 21st day of June 2007

Karen W. Held
Notary Public

KAREN W. HELD
Notary Public, State of New York
No. 01HE5070621
Qualified in Queens County
Certificate Filed In New York County
Commission Expires December 23, 2010

Campbell Lutyens & Co Inc.
(S.E.C. I.D. No. 8-66720)

BALANCE SHEET
AS OF APRIL 30, 2007
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *



Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDER OF CAMPBELL LUTYENS & CO. INC.:

We have audited the accompanying balance sheet of Campbell Lutyens & Co. Inc., (the "Company") as of April 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Campbell Lutyens & Co. Inc. at April 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company's sole source of revenue is from a revenue sharing agreement with its Parent. Consequently, the accompanying balance sheet may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

Deloitte & Touche LLP

June 21, 2007

CAMPBELL LUTYENS & CO INC

BALANCE SHEET

AS OF APRIL 30, 2007

ASSETS

Cash	$ 322,244
Fixed assets, net of accumulated depreciation of $5,675	22,536
Other assets	20,286
Total Assets	$ 365,066

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Revenue from affiliate - deferred	$ 73,372
Payable to affiliate	25,799
Taxes payable	13,395
Accrued expenses	32,363
	144,929
Stockholder's Equity	
Common stock, par value $.10 per share; 200,000 shares authorized, issued and outstanding	20,000
Retained earnings	200,137
Total Stockholder's Equity	220,137
Total Liabilities and Stockholder's Equity	$ 365,066

See Notes to Balance Sheet.

CAMPBELL LUTYENS & CO INC.

NOTES TO BALANCE SHEET
AS OF APRIL 30, 2007

---

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Campbell Lutyens & Co Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is incorporated in the State of Delaware and is a wholly-owned subsidiary of Campbell Lutyens Holdings Ltd (the "Parent"). The Company assists the Parent in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Parent pays the Company fees which reflect value the Company provides to the Parent in the normal course of business. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

Basis of Presentation—The balance sheet is presented in accordance with accounting principles generally accepted in the United States of America which include industry practices. The balance sheet is presented in U.S. Dollars.

Use of Estimates—In presenting the balance sheet, management makes estimates regarding certain matters, principally accruals, that affect the reported amounts and disclosures in the balance sheet. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Revenue Recognition—The Company earns revenue through a revenue sharing arrangement with the Parent. The Parent charges a fee for raising capital for private equity firms and investment managers and provides related specialized financial services to third party clients. The revenue sharing arrangement with the Parent reimburses the Company for expenses incurred and value added in the course of assisting the Parent in providing the above mentioned services.

Fixed Assets—Fixed assets comprise furniture and computer equipment which are reported at cost, net of accumulated depreciation. Depreciation is provided for furniture and computer equipment on a straight-line basis over the estimated useful life of the assets. The assets are depreciated over five years.

Other Assets—Other assets consist primarily of a rent deposit.

Liabilities—Accrued expenses consist primarily of accruals made for professional fees.

Income Taxes—The amount of current and deferred taxes payable or refundable is recognized as of the date of the balance sheet, utilizing currently enacted tax laws and rates.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's

financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48 on the Financial Statements.

New Accounting Developments—In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.. The Company is evaluating the impact of adopting SFAS No. 157.

2. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into related party transactions with an affiliate. These transactions mainly consist of the affiliate providing operational support to the Company. At April 30, 2007 the Company had an intercompany payable to affiliate of $25,799 which related to expenses paid in advance and had received cash in respect of revenues deferred until fiscal year 2008 of $73,372.

3. FIXED ASSETS

Fixed assets are comprised of the following:

Furniture	$ 21,212
Computer equipment	6,999
	28,211
Less - accumulated depreciation	5,675
	$ 22,536

4. COMMITMENTS AND CONTINGENT LIABILITIES

The Company entered into a lease commitment for office space on November 23, 2004, which expires on February 28, 2008. In connection with this lease, the Company has a security deposit of $17,199. At April 30, 2007, the future minimum base rental payments under these leases are as follows:

April 30	Commitment
2008	$ 81,900
Total	$ 81,900

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At

April 30, 2007, the Company had net capital of $177,315 which was $166,816 in excess of its required net capital of $10,499. The Company's ratio of aggregate indebtedness to net capital was 0.88 to 1.

6. INCOME TAXES

The Company has a net deferred tax asset of $0 and does not have any temporary differences in the current period and historically.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

June 21, 2007

Campbell Lutyens & Co., Inc.
320 Park Avenue, 28th Floor
New York, NY 10022

In planning and performing our audit of the financial statements of Campbell Lutyens & Co., Inc. (the "Company") as of and for the year ended April 30, 2007 (on which we issued our report dated June 21, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END